ADVANCED BIOENERGY, L.L.C.
P.O. Box 424
Geneva, Nebraska 68361
Telephone (402) 759-3773
Facsimile (402) 759-3774

October 25, 2005

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:
Advanced BioEnergy, LLC
Responses to comments on Amendment No. 2 to registration statement on Form SB-2 and preparation and filing of Pre-effective Amendment No. 3 to registration statement.
Registration No. 333-125335

Dear Mr. Mancuso:

We are in receipt of your letter dated October 14, 2005 providing comments on our Pre-effective Amendment No. 2 to registration statement on Form SB-2 as filed on September 30, 2005. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a marked Pre-effective Amendment No. 3 to Form SB-2, which includes the revisions made pursuant to your comments and comments received from Nebraska, as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Estimated Use of Proceeds, page 35

        1.     Please explain what you mean by DDGS.

        RESPONSE: We have revised the estimated use of proceeds table to clarify that we are referring to distillers grains.

Certain Relationships and Related Transactions, page 79

        2.     We note your response to our prior comment 15. With regard to the units issued and sold to Messrs. Stephenson, Holmes and Porter, who have been directors since your inception, please tell us how those directors were not related parties at the time their respective units were issued. For example, if they were not related parties at the time of those sales, please tell us who authorized and approved such sales. For the issuances of the shares to your other directors, please tell us what understandings you had with such directors at the time your units were sold to those directors and whether those directors would e considered related parties at the time of such sales by virtue of their being a "nominee for election as director" as contemplated by Item 404(a)(2) of Regulation S-B.

        RESPONSE: We have revised the prospectus to disclose the issuance and sale of units in the seed capital offering to our directors, including Mr. Stephenson, Mr. Holmes, and Mr. Porter.

        3.     Please disclose the terms of your arrangements with Timberwood Bank.

        RESPONSE: We have a small business commercial checking account that pays no interest. This is the same type of checking account that is offered to all of the bank's small business customers.

Plan of Distribution, page 70

        4.     Please expand your response to the third bullet point in comment 18 to clarify how you would use the representations as a defense in an action brought under the federal securities laws. Also clarify how your assertion of such a defense would be appropriate given section 14 of the Securities Act.

        RESPONSE: We have revised our subscription agreement to delete the representation that the subscriber "has examined the information presented in the prospectus and exhibits and is competent to evaluate and establish that the investment is consistent with the subscriber's risk tolerance and investment goals and is capable of bearing the economic risk of the investment, including the possible total loss of the investment." We have also revised our prospectus in the corresponding section to delete the reference to that representation. Finally, given that we are no longer requiring that representation from our subscribers, we have also deleted the statement in the prospectus which asserted our reliance upon the information found and the representations to establish a factual basis regarding an investor's knowledge of risk and nature of an investment in the event that an investor brings a claim.

        5.     Please expand your response to prior comment 21 to provide us a substantive legal and factual analysis of how each person who is distribution participant satisfied the exemption given Rule 3a4-1(a)(4)(ii)(C).

        RESPONSE: The registrant has identified Troy Otte, John E. Lovegrove, Robert E. Bettger, Larry L. Cerny, Richard W. Hughes, Keith E. Spohn and John T. Porter (collectively, the "sellers") on page 7 of the prospectus as its selling officers and directors. In order to qualify for the safe harbor exemption of Rule 3a4-1(a)(4)(ii), subparagraph (a)(4)(ii)(C) requires that "the associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (a)(4)(iii) of this rule." (emphasis added). The Securities Act of 1933 (the "33 Act") defines "sale" or "sell" as every contract of sale or disposition of a security or interest in a security, for value. The Exchange Act of 1934 (the "34 Act) contains virtually the same definition. The "33 Act "offer to sell," "offer for sale" and "offer" to include every attempt or offer to dispose of or solicitation of an offer to buy, a security or interest in a security for value. Solicitation "includes any affirmative effort intended to induce transactional business...and encompasses such activities as advertising and providing investment advice or recommendations intended to induce transactions that benefit or involve the solicitor." Rel. No. 34-44291 (May11, 2001), 66 FR 27760, 27772, n. 124 (May 18, 2001). An "offer" within the meaning of the Securities Act occurs when a prospectus is circulated to members of the investing public. See SEC v. Carriba Air, Inc., 516 F. Supp. 120 (D.C. Ga. 1980). Thus, in order to qualify for the safe harbor exemption Rule 3a4-1(a)(4)(ii), an associated person must not have participated the offer, disposition, or solicitation of an offer to buy a security or interest in a security for value from the investing public for any issuer within the last 12 months.

        During the time period beginning on the registrant's formation on January 4, 2005 and ending on April 14, 2005, the registrant issued and sold 150,000 membership units to our seed capital investors at a purchase price of $10 per unit in the registrant's seed capital offering made pursuant to Rule 506 of Regulation D. Messrs. Otte, Lovegrove, Bettger, Cerny, Hughes and Spohn were merely purchasers in this offering along with several other seed capital investors. Neither Messrs. Otte, Lovegrove, Bettger, Cerny, Hughes and Spohn nor any of the other seed capital investors had any involvement in negotiating the terms of the sale or drafting the placement memorandum, extolling the company's virtues to other potential investors, soliciting securities transactions, discussing prices and deal structures, providing offering statements to potential investors, outlining the proposed securities offering, providing predictions, forecasts, projections, and opinions concerning the value or future value of the securities, offering investment advice, engaging in credit-related activities, participating in the order-taking or order-routing process, or otherwise participating in the negotiations of a securities transaction. Thus, given their limited role as purchasers, Messrs. Otte, Lovegrove, Bettger, Cerny, Hughes and Spohn were not selling participants in the registrant's seed capital offering and therefore qualify under subparagraph (a)(4)(ii)(C).

        Assuming arguendo that Messrs. Otte, Lovegrove, Bettger, Cerny, Hughes, and Spohn were selling participants, these individuals and Mr. Porter still qualify under subparagraph (a)(4)(ii)(C) because the activities of these individuals fall within the exemption provided by paragraph (a)(4)(iii) because their participation as a purchaser in the seed capital offering was ministerial and clerical work involved in effecting their own purchase transaction.

        In exchange for services and as provided in the consulting agreement with BioEnergy Capital Consultants, LLC, the registrant transferred 2,500 unrestricted units and 42,500 restricted units for a total of 50,000 units to BioEnergy Capital Consultants, LLC. In addition, the registrant entered into a project development fee agreement with Revis L. Stephenson, III and Robert W. Holmes and pursuant to such agreement, the registrant has transferred 125,000 restricted membership units to Revis L. Stephenson, III and Robert W. Holmes in exchange for their efforts to organize and develop Advanced BioEnergy. These transactions were not offerings, but were instead private negotiated business transactions in which compensation for services was in the form of units rather than cash payment. Again assuming that these transactions were an offering of securities, the participation of the sellers in these transactions were limited to ministerial and clerical work involved in effecting these transactions pursuant to paragraph (a)(4)(iii).

        Following completion of the registrant's seed capital private placement, the registrant performed a membership unit distribution to all of our membership units holders, including BioEnergy Capital Consultants, LLC, equal to two membership units for every one membership unit issued and outstanding. However, neither the declaration of the dividend, nor the distribution of securities to stockholders in dividend in that form, constitutes a sale within the meaning of the Securities Act. See Commission's Interpretive Release No. 33-929 (July 29, 1936). Therefore, the declaration of this distribution does not constitute participating in selling an offering of securities which would disqualify the sellers pursuant to subparagraph (a)(4)(ii)(C).

Summary of Promotional and Sales Material, page 76

        6.     We note your responses to prior comments 24 and 25. Please provide us with (1) screenshots of all Internet pages to be used in connection with the distribution and (2) copies of all the materials that you have mentioned in those responses. Also provide us copies of all advertisements you intend to use. We may have further comment upon our review.

        RESPONSE: We confirm that at the time that it becomes available, we will provide screen shots of all internet pages to be used in connection with the distribution and copies of the materials that we have mentioned in our responses to prior comments No. 24 and 25. We also confirm that we will provide copies of all advertisements for comment and review.

Loss of Membership Rights, page 77

        7.     In the second paragraph you state that membership rights can be terminated by transfer of units. In the third paragraph you state that investors whose membership rights have been terminated continue to share in profits, losses and distributions. Please clarify why an investor who has transferred its rights is still entitled to share in profits, losses and distributions.

        RESPONSE: We have revised the prospectus as suggested.

        8.     Please clarify how you may admit a "substitute member." May you admit such a substitute without the original member's consent?

        RESPONSE: We have revised the prospectus as suggested.

Part II of Registration Statement

        9.     Please file the Phase 1 and Phase II Engineering Services Agreement that you have entered into with Fagen, Inc. as an exhibit to your registration statement.

        RESPONSE: We have filed the agreement as requested with portions omitted pursuant to a Confidential Treatment Request.

Exhibit 4.2

        10.   We note your response to prior comment 35. However, we continue to believe that it is inappropriate to require investors to certify that they have read the prospectus or otherwise taken action which implies that they have waived rights under the federal securities laws. Please revise the subscription agreement accordingly.

        RESPONSE: As explained in our response to comment No. 4 above, the Subscription Agreement has been revised as suggested and the representation referred to in comment No. 10 has been deleted.

Exhibit 8.1

        11.   Please file updated exhibits 5.1 and 8.1 without blanks in the text.

        RESPONSE: We will file updated exhibits 5.1 and 8.1 to insert the proper dates in the text and date the letters as of the date of effectiveness.

Additional Changes and Updates by the Registrant

We would like to direct the commission's attention to additional updates and changes to Pre-effective Amendment No. 3 to our registration statement on Form SB-2 as follows:

We have deleted the chart on calculation of registration fee on the cover page.

We have updated the prospectus in various locations to indicate that we plan to register our offering in the state of Kentucky.

We have updated the prospectus in various locations to lower our debt financing range by $1.5 million in order to take into account and properly reflect the funds previously raised in our seed capital offering.

We have revised the prospectus to clarify that a range of debt will depend on not only the level of equity raised in this offering but the grants and other incentives we receive.

We have revised the prospectus to clarify that the Phase I and Phase II Engineering Services Agreement is with Fagen Engineering, LLC not Fagen, Inc.

We have revised the prospectus under to add additional information regarding the background and history of Fagen, Inc. and ICM, Inc.

We have revised the offering expenses to account for the fees related to our filing with the state of Kentucky.

We have updated our exhibit list.

We have updated the dates on the signature page, cover page and the consent of our auditors on Exhibit 23.1 to reflect the current filing date.

We have revised the prospectus in response to comments from the state of Nebraska and provide herewith a copy of our response referencing changes made in Pre-effective Amendment No. 3.

Status of Review of Form SB-2 by Florida, Iowa, Kansas, Nebraska, South Dakota, Texas and Wisconsin Securities Departments.

Florida: Florida has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Iowa: We have received comments from the state of Iowa and have previously provided copies of the comments and our responses to the Commission.

Kansas: Kansas has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Kentucky: We have not yet received comments from the state of Kentucky.

Nebraska: We have received comments from the state of Nebraska and provide herewith a copy of our response referencing changes made in Pre-effective Amendment No. 3.

South Dakota: South Dakota has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Texas: We have received comments from the state of Texas and have previously provided copies of the comments and our responses to the Commission.

Wisconsin: Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Sincerely,
/s/ REVIS L. STEPHENSON, III Revis L. Stephenson, III

RLS/
Enclosures